As filed with the United States Securities and Exchange Commission on January 8, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEVSUN RESOURCES LTD.

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

1178180 B.C. LTD.

a wholly owned subsidiary of

ZIJIN MINING GROUP CO. LTD.

(Bidder)

Common Shares

(Title of Class of Securities)

64156L101

(CUSIP Number of Class of Securities)

D.F. King, an AST Company

48 Wall St, New York

NY 10005

Telephone: 1 (866) 822-1238

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Martin C. Glass Jenner & Block LLP 919 3rd Avenue New York, NY 10022 Tel: (212) 891-1600 Jeffrey R. Shuman Jenner & Block LLP 353 North Clark Street Chicago, IL 60654 Tel: (312) 222-9350	John S.M. Turner Bradley A. Freelan Fasken Martineau DuMoulin LLP 333 Bay Street, Suite 2400 P.O. Box 20, Toronto, ON M5H 2T6 Tel: (800) 268-8424

September 14, 2018

(Date tender offer published, sent or given to security holders)

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Offer and Circular, dated September 14, 2018, including the Letter of Transmittal and Notice of Guaranteed Delivery1, the Notice of Variation, dated December 5, 20182 and the Notice of Extension, dated December 28, 2018.3

Item 2. Informational Legends

See “Notice to Shareholders in the United States” in the Offer and Circular.1

1  Previously filed with Bidder’s Schedule 14D-1F on September 14, 2018.

2  Previously filed with Bidder’s Amendment No. 1 to Schedule 14D-1F on December 6, 2018.

3  Previously filed with Bidder’s Amendment No. 3 to Schedule 14D-1F on December 31, 2018.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description

99.1	Press release dated January 7, 2019.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the offer. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.4

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

4  Previously filed with Bidder’s Schedule 14D-1F on September 14, 2018.

PART IV — SIGNATURES

By signing this Schedule, Zijin Mining Group Co. Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2019		ZIJIN MINING GROUP CO. LTD.

	By:	/s/ Fang Qixue
		Name:	Fang Qixue
		Title:	Executive Director

By signing this Schedule, 1178180 B.C. Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2019		1178180 B.C. LTD.

	By:	/s/ Fan Cheung Man
		Name:	Fan Cheung Man
		Title:	Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated January 7, 2019.